December 11, 2020

VIA EDGAR

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                     Aberdeen Funds Post-Effective Amendment No. 101 to the Registration Statement Filed on October 19, 2020;

Securities Act File No. 333-146680; Investment Company Act File No. 811-22132

Dear Ms. Dubey:

This letter responds to comments on the above-referenced Post-Effective Amendment (the “Amendment”) that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) provided in a telephone conversation with Katherine Corey of Aberdeen Standard Investments Inc. on November 17, 2020.  The Amendment contains the prospectus and statement of additional information for Aberdeen Funds (the “Registrant”) with respect to the Aberdeen Short Duration High Yield Municipal Fund (the “Fund”).

For your convenience, the substance of those comments has been restated below.  The Registrant’s response to each comment is set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

Comment No. 1:                    Please update EDGAR series ID to remove the language that states: “(formerly, Aberdeen High Yield Managed Duration Muni Fund)”.

Response:                              The Registrant has made the requested change.

Comment No. 2:                     The Staff asks that, given the term “short duration” in the Fund’s name, please explain why a duration of less than 4.5 year is “short”. Please refer to third party market sources in your response.

Response:                              According to the Staff’s Frequently Asked Questions (“FAQ”) relating to Rule 35d-1, the Division of Investment Management has not developed specific guidelines regarding a fund’s use of a name suggesting that its bond portfolio has a particular duration, e.g., “short-duration bond fund”. The FAQ states:

A fund that uses a name suggesting that its bond portfolio has a particular duration, e.g., short, intermediate, or long, may use any reasonable definition of the terms used, and should explain its definition in its discussion of its investment objectives and strategies in the fund’s prospectus. In developing a definition of a term that suggests a particular portfolio duration, registrants should consider all pertinent references, including, for example, classifications used by mutual fund rating organizations, definitions used in financial publications, and industry indices. Definitions and disclosure inconsistent with common usage are considered inappropriate by the staff. A fund that uses a name suggesting that its bond portfolio has a particular duration is not required to invest at least 80% of its assets in bonds of that duration.

There is no single definition used by the market to define what constitutes “short” and, particularly, “short duration”.  In fact, most third party sources that were surveyed define “short” in relation to maturity only and do not offer a definition of short duration. For example, Lipper’s classification for Short Municipal Debt Funds is: “Funds that invest in municipal debt with dollar-weighted average maturities of less than 3 years.” Looking at third-party indices with “short” in the name, the S&P Municipal Bond Short Index “consists of bonds in the S&P Municipal Bond Index with a minimum maturity of 6 months and a maximum maturity of 4 years.” S&P also offers a Short

Duration Municipal Yield Index in which: “All bonds must have an effective maturity, as measured from the first business day of the month, which is greater than or equal to one month and less than 12 years.” The Bloomberg Barclays Capital Municipal Bond Indices also define their ranges based on maturity, rather than duration.

The primary benchmarks used by the funds in the Morningstar National Municipal Short category of funds vary. The 68 funds in the National Short Municipal category use 30 different primary benchmarks, ranging from the Bloomberg Barclays Municipal 1 Year (1-2) Total Return Index (although many of the funds using this benchmark have “Ultra-Short” in the fund name) to the Bloomberg Barclays Municipal 1-15 Year Blend (1-17) Total Return Index. This suggests that there is little agreement among funds considered “short” municipal bond funds by Morningstar as to what a “short” comparison index may be.

Morningstar offers some guidance as to what “short duration” means, defining the National Municipal Short category of funds as portfolios with “durations of less than 4.0 years (or average maturities of less than five years).”  Of the 68 funds included in the National Municipal Short category, the maximum average effective duration was 4.59 years.

The Registrant states that: “Under normal circumstances, the Fund will maintain an investment portfolio with a weighted average effective duration of less than 4.5 years.” This is close to the Morningstar definition used for the National Municipal Short category of funds and within the maximum average effective duration of the funds included in such category.

Notably, however, the aforementioned Morningstar category does not include high yield municipal funds, such as the Fund, which are included in a separate category with other high yield municipal funds of all durations. In looking at competitor high yield municipal funds with “Short Duration” in the Fund name, the Registrant notes that the Nuveen Short Duration High Yield Municipal Fund, Lord Abbott Short Duration High Yield Municipal Fund and Eaton Vance Short Duration Municipal Opportunity Fund each define “short duration” the same as the Registrant and Invesco Short Duration High Yield Municipal Fund has a slightly longer duration policy of 5 years or less. (Although the Eaton Vance Short Duration Municipal Opportunity Fund does not include “high yield” in its name, it may invest up to 50% of its net assets in obligations rated below investment grade.)

•                  Nuveen Short Duration High Yield Municipal Fund: “Under normal market conditions, the Fund will generally maintain an investment portfolio with a weighted average effective duration of less than 4.5 years.”

•                  Lord Abbott Short Duration High Yield Municipal Fund: “Normally, the Fund seeks to maintain an investment portfolio with a weighted average effective duration of less than 4.5 years.”

•                  Eaton Vance Short Duration Municipal Opportunity Fund: “Although the Fund invests in obligations to seek to maintain a dollar-weighted average portfolio duration of less than four and a half years, the Fund may invest in individual municipal obligations of any maturity.”

•                  Invesco Short Duration High Yield Municipal Fund: “The Fund will attempt to maintain a dollar-weighted average portfolio duration equal to or less than five years.”

These policies are consistent with the view of the Registrant’s portfolio managers, which is that “short” municipal bonds generally have longer maturities (and durations) than “short” taxable bonds, particularly in the high yield space. Accordingly, what is short in the taxable securities universe is not the same as what is short in the tax-free securities universe. Specifically, the Registrant’s portfolio managers are of the view that in the tax-free universe of securities, “short” typically is considered between 4.5 and 5.5 years.

Based upon the industry practices discussed above, the Registrant believes that its definition is not inconsistent with common usage and is reasonable.

Comment No. 3:                       In the “Principal Strategies” section, it states: “The Fund does not currently intend to deposit bonds into a TOB trust or invest in inverse floaters, but may invest in floaters issued by TOB trusts.” Consider moving this language somewhere else. A negative strategy is not a principal strategy.  (See, Form N-1A General Instruction C.3.b. and Instruction 3 to Item 9.b.1.)

Response:                              The Registrant has revised the disclosure to read: “The Fund may invest in floaters issued by TOB trusts.”

Comment No. 4:                       The Fund states in its “Principal Strategies” section: “Although ESG investing is not a principal strategy of the Fund, the Adviser considers and assesses how these issues are managed and mitigated as well as the opportunities they might create for the issuer.”  Please explain why the Fund discusses ESG considerations in the summary section if it’s not a principal strategy.  (See General Instruction c.3.b.)  The summary should not include anything that’s not required by Form N-1A Items 2 through 8.

Response:                              Consideration of ESG factors is imbedded in the Adviser’s investment process, which is described in the summary section in response to Form N-1A Item 4(a), which summarizes Item 9(b)(2).  However, the Fund is not an ESG focused fund (or, for example, a “sustainable” or “impact” fund). To avoid confusion with ESG-focused strategy funds, the Fund has included the language referenced in the Staff’s comment.  The Registrant believes that the Adviser’s consideration of ESG factors as a component of its underlying investment process is an important element of how the Adviser intends to buy or sell securities for the Fund and, therefore, prefers to retain the sentence referenced by the Staff at this time.

Comment No. 5:                    Please reorder the principal risks in order of importance. (See, ADI 2019-08.)

Response:                               The Registrant recognizes the SEC’s Guidance (ADI 2019-08), but respectfully declines to change the order in which it discloses its Principal Risks at this time.  The sections of the Fund’s prospectus disclosing principal risks comply with Form N-1A requirements. In addition, as the principal risks are currently clearly listed in alphabetical order, we believe that investors would be cognizant of that fact and thus would not make any wrongful assumptions on the salience of the risk factors based on their current order. Further, as all of the risks listed are risks that we have determined to be principal, we think it would be inappropriate to attempt to emphasize the importance of some over others by attempting to change the order of the principal risks based on the magnitude of each risk. The magnitude of a principal risk may increase or decrease over time due to changing market conditions. As such, the order of magnitude may fluctuate during the time period that the Fund’s prospectus is effective, potentially rendering the order chosen as of the initial effective date of the prospectus inaccurate. Finally, absent some clear standard in Form N-1A as to how determine the importance of various principal risks, we are concerned that asking registrants to perform this exercise will lead to wide discrepancies among various similar funds throughout the industry, which will ultimately lead to investor confusion when comparing funds and attempting to make an investment decision.

Comment No. 6:                       The Fund includes “Portfolio Turnover Risk” as a Principal Risk. Please add to the Principal Strategies section that the Fund may engage in active and frequent trading to reflect that risk.

Response:                              The Registrant will make the requested change.

Comment No. 7:                       In three places on pages 22 and 23 of the Fund’s prospectus, the Fund states that shareholders may not pay a CDSC if no finder’s fee was paid on the purchase of Fund shares. Please disclose with greater specificity how investors will know whether a finder’s fee was paid on their purchase. (See, Form N-1A Item 12(a)(2), which states that the Fund should identify the class of individuals that are eligible for waivers and variations in sales load.)

Response:                              The Registrant will add the following disclosure in each of the locations in the Prospectus referenced by the Staff:  “Investors should consult with their financial advisor who purchased shares on their behalf to determine whether a finder’s fee was paid in connection with the purchase of such shares.”

Comment No. 8:                    On the bottom of page 24 of the prospectus, please remove the reference to Class R shares since the Fund does not offer Class R.

Response:                              The Registrant will make the requested change.

Comment No. 9:                     On page 32 of the prospectus, under the heading “Selling Shares,” please revise the bullet point that reads “trading is restricted” to track the language of Section 22(e) of the 1940 Act to read: “trading on the NYSE is restricted”.

Response:                              The Registrant will make the requested change.

Comment No. 10:                    In the same section of the prospectus, the Fund states: “Payment for shares that you recently purchased may be delayed up to 10 business days from the purchase date to allow time for your payment to clear.” Please revise that sentence to make clear that it only applies when payment is made by check. (Section 22(e) 1940 Act and NAL to ICI May 3, 1975.)

Response:                              The Registrant will make the requested change.

Comment No. 11:                    In the third paragraph on the cover of SAI, please hyperlink the information incorporated by reference. Rule 0-4(d).

Response:                              The Registrant will make the requested change.

Comment No. 12:                   On page 39 of the SAI under “Investment Restrictions,” please confirm to the Staff in your letter that the Fund will look through private activity municipal debt whose principal and interest payments come principally from the assets and revenues of a non-governmental entity to determine the industry to which the securities should be allocated for purposes of the concentration policy. (Investment Co. Act Release 9785 dated May 31, 1977, “Diversification” section.)

Response:                              The Registrant acknowledges the above-referenced guidance and it intends to comply with such guidance with respect to private activity municipal debt securities issued by non-governmental issuers for purposes of each Fund’s concentration policy.

Comment No. 13:                  On page 40 of the SAI, consider removing the portion of the heading stating “Which May Be Changed by the Board of Trustees of the Trust Without Shareholder Approval” since first bullet regarding liquidity is now a rule.

Response:                              The Registrant will make the requested change.

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Should you have any questions concerning the above, please call the undersigned at (215) 405-5724.

Very truly yours,

/s/ Katherine A. Corey
Katherine A. Corey

cc:	Lucia Sitar, Aberdeen Standard Investments Inc.
Stephanie Capistron, Dechert LLP
Thomas Bogle, Dechert LLP